UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53239

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ashton Stewart & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1395 Brickell Ave., Suite 800
(No. and Street)

Miami   FL   33131
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter   813-442-1645   ana@cartanaconsulting.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Ste 32   Marietta   GA   30062
(Address)   (City)   (State)   (Zip Code)

06/25/2009   1952
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashton Stewart & Co., Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ana R. Carter_

Title:
FINOP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2025

Ashton Stewart & Co., Inc.
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Ashton Stewart & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Stewart & Co., Inc. as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ashton Stewart & Co., Inc's management. Our responsibility is to express an opinion on Ashton Stewart & Co., Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 13, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and Cash Equivalents	$	44,970
Accounts Receivable		16,700
Due from Officer		1,000
Prepaid Expenses		3,628
Investment		25,868
Total assets	$	92,166

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		16,446
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding		
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Additional paid-in capital		322,367
Accumulated (deficit)		(255,147)
Total Stockholder's Equity		75,720
Total Liabilities and Stockholder's Equity	$	92,166

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

During 2015 the shares of the Company were sold. The Company will continue to operate under the new ownership. The new ownership has injected capital into the Company and will continue to do so to ensure the Company meets regulatory requirements.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

   a.   Investment banking M&A advisory fees

Revenue from Contracts with Customers: Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies performance obligations by transferring control of goods or services to a customer.

Investment Banking, Merger and Acquisition (M&A Consulting) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Affiliation and Compliance Services:
The services include amounts billed under agreements with its registered reps for the services the Firm provides that include supervision, due diligence and review of possible transactions, this amount was $247,722 for 2025 and is included in Affiliation and Compliance Fees on the statement of operations.

Registered Representative Reimbursement:

These services are reimbursed expenses from the Company's registered representatives. The Company receives reimbursements from its registered representatives for specific costs, this amount was $1,500 for 2025 and is included in Registered Rep Reimbursements on the statement of operations.

Revenue Sharing:

These services include fees generated from transactions referred to and executed by third party broker dealers. The fees are calculated as a percentage of the total amount traded. During the year ended December 31, 2025, trades were referred to 2 other broker dealers and resulted in $898,362 in revenues shared with the Company.

Income Taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. The Company has no uncertain tax positions at December 31, 2025.

Deferred taxes are classified depending on the assets and liabilities to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Related Party Transactions

The Company paid a lease on behalf of a related party for use of a company vehicle. Amount paid was $16,029 during 2025.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2025.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

The Company is evaluating new accounting standards and will implement as required.

Note 2 – Income Taxes

As of December 31, 2025, the Company had federal NOL carryforwards of approximately $145,968, which begin to expire in 2034-2037 (or "which do not expire under current law," as applicable). These NOL carryforwards give rise to a gross federal deferred tax asset of approximately $30,653. Management evaluates all available positive and negative evidence in assessing the realizability of deferred tax assets. Based on the Company's recent operating history, cumulative losses in recent years, and the level of objectively verifiable future taxable income, management has concluded that it is more likely than not that the deferred tax assets related to NOL carryforwards and other deductible temporary differences will not be realized. Accordingly, the Company has recorded a valuation allowance equal to the full amount of its deferred tax assets as of December 31, 2025.

During the year ended December 31, 2025, the Company generated pretax income; however, federal taxable income for the year was fully offset by the utilization of NOL carryforwards. As a result, the Company recorded no current federal income tax expense for the year. Because Management's assessment of the realizability of the deferred tax assets did not change during the year, there was no change in the valuation allowance and no deferred income tax expense recognized in 2025. Accordingly, total income tax expense for the year ended December 31, 2025, was $0.

Note 3 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $41,124, which was $36,124 in excess of its required net capital of $5,000. The Company's percentage of aggregative indebtedness to net capital was 39.99%.

Note 4 – Subsequent Events

Subsequent events have been evaluated through March 13, 2026, which is the date the financial statements were issued. The Company has determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 5 – Commitments and Contingencies

The Company leases a virtual office on an annual contract for $890 per year, renewable on January 26th of each year.

Note 6 – Fair Value of Investments

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs that derived principally from or corroborated by observable market data.
- Level 3 - Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are gold bonds and are considered Level 3 investments.

The Company purchased 4 ounces of gold through a gold bond for $7,490 the bond maturing in December 2025 and 13.5 ounces of silver through a silver bond for $400 maturing in August 2027. Interest income is accrued and recognized monthly. Income on this investment for 2025 was $12,762.

Securities Owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities are based on the difference between cost basis and fair value of each security.

Note 7 – Concentrations

Revenue from investment banking and consulting came from 2 clients in 2025.

Note 8 – Accounts Receivable

The Company had accounts receivable at January 1, 2025 of $2,081, all of which were considered uncollectable. The Company has evaluated accounts receivable and determined a valuation allowance is needed. $2,700 of accounts receivable is considered uncollectable at December 31, 2025. The Company did not apply the valuation as the amount is not considered material. The fees are due upon services provided.

Note 9 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and revenue sharing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 36 percent of its total revenues from a single external customer in 2025.